UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Successful Upsizing and Pricing of €750,000,000 Senior Secured Notes
and Notice of Redemption of its €437,605,000 4.125% Notes Due 2020

On June 11, 2019, International Game Technology PLC (NYSE:IGT) (“IGT”) announced the successful upsizing and pricing of €750,000,000 3.500% senior secured notes due 2026 (the “Notes”).

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and closing conditions and is expected to occur on June 20, 2019.

IGT intends to use the net proceeds of the sale of the Notes to redeem its €437,605,000 4.125% Senior Secured Notes due 2020 (Regulation S ISIN: XS1204431867 / Rule 144A ISIN: XS1204433566) (the “4.125% Notes due 2020”) on June 22, 2019 in full at the optional redemption price therefor (the “Redemption”) and to partially repay utilizations under its senior revolving credit facilities. The Redemption is conditioned on IGT’s receipt of at least €600,000,000 in gross proceeds from the sale of the Notes. A conditional notice of the Redemption will be sent to all registered holders of the 4.125% Notes due 2020.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Successful Upsizing and Pricing of €750,000,000 Senior Secured Notes and Notice of Redemption of its €437,605,000 4.125% Notes Due 2020,” dated June 11, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Successful Upsizing and Pricing of €750,000,000 Senior Secured Notes and Notice of Redemption of its €437,605,000 4.125% Notes Due 2020,” dated June 11, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary